UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

On May 24, 2024, Lifezone Metals Limited distributed the materials towards the Annual General Meeting of shareholders to be held of June 21, 2024.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: May 24, 2024	By:	/s/ Chris Showalter
	Title:	Chief Executive Officer

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